8 December 2016

ISSUED ON BEHALF OF RELX PLC AND RELX N.V.

Announcement of Non-Discretionary Share Buyback Programme

RELX PLC and RELX N.V. (the “Companies”) announce in accordance with the EU Market Abuse Regulation that, following the conclusion of their £700 million share buyback programme in 2016, the Companies will implement an irrevocable, non-discretionary programme to repurchase their respective ordinary shares up to the value of £100 million in total between 1 January 2017 and 20 February 2017 (the “Programme”), ahead of the Companies’ results announcement on 23 February 2017.  The ratio of the respective ordinary shares to be bought back by each of the Companies over the course of this period will be set by reference to the Companies’ respective economic interests in RELX Group plc. The purpose of the Programme is to reduce the capital of the Companies.  The Companies intend that shares purchased will be held in treasury.

Any share purchases will be made by the Companies within certain pre-set parameters and in accordance with the general authorities of the Companies to repurchase shares granted by shareholders at the RELX PLC Annual General Meeting held on 21 April 2016 and the RELX N.V. Annual General Meeting held on 20 April 2016 which, taking into account shares purchased subsequent to these meetings, permit the Companies to purchase no more than 98.3 million ordinary shares of RELX PLC and 87.6 million ordinary shares of RELX N.V.  Any share purchases effected by the Companies will be in accordance with the EU Market Abuse Regulation and, in addition, any share purchases effected by RELX PLC will be in accordance with Chapter 12 of the UK Listing Rules.

The Companies have entered into agreements with J.P. Morgan Securities plc (JPMS plc) under which they have issued irrevocable instructions to JPMS plc to manage the Programme. JPMS plc will carry out the instructions through the acquisition of ordinary shares in the Companies for subsequent repurchase by the respective Company. JPMS plc will make its trading decisions under the Programme independently of, and uninfluenced by, the Companies.

-ENDS-

Enquiries

Colin Tennant (Investors)

Tel : +44 (0)207 166 5751

Paul Abrahams (Media)

Tel : +44 (0)20 7166 5724